ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

JOHN HANCOCK INVESTMENT TRUST

On December 18, 2013, the Board of Trustees approved a plan of liquidation for John Hancock Small Cap Intrinsic Value Fund (the “fund”), a series of John Hancock Investment Trust. On or about March 28, 2014, the fund distributed its remaining net assets to shareholders and all outstanding shares were redeemed and cancelled.